Nudg Media Inc.

711 South Carson Street, Suite 4

Carson City, Nevada  89701

October 8, 2015

Kevin Kuhar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          Nudg Media Inc.
                File No. 333-175792
                SEC Comment letter dated September 17, 2015

Dear Mr. Kuhar:

Nudg Media Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of September 17, 2015, pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the period ended June 30, 2015 (the “Filings”) as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2015 and August 14, 2015, respectively.

Specific to your comments, our responses below are:

        The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 17, 2015.

Form 10-K for the Year Ended December 31, 2014

Note 4, Intangible Assets, Page F-10

1.       We note that on April 24, 2014 the company acquired $798,123 of license rights from Nudg Delaware in exchange for loans payable. Please tell us whether Nudg Delaware is a related party, including whether you are entities under common control. In your response, identify your major shareholders and management as well as those of Nudg Delaware, and describe any business relationships between the companies prior to the transaction.

RESPONSE:  To the best of the Company’s knowledge Nudg Delaware is not a related party.  The Company does not possess any knowledge or information in regards to Nudg Delaware’s shareholders but has no reason to believe that there are shareholders or controlling entities in common between the two companies.  Based upon a review of our shareholder list, our only major registered shareholder that holds over 10% of our issued and outstanding stock is DSM Bank and Trust Ltd., and we are confident that this party is not also a shareholder of Nudg Delaware.  We can confirm that there was not any business relationship between Nudg Delaware and the Company prior to the transaction with Nudg Delaware.

2.       Please describe to us in detail how you determined the accounting for the acquisition of the license rights, citing the applicable accounting literature relied upon. Tell us how you determined the fair value of the intangible asset and the loan payable and explain why the fair value methodologies selected were appropriate for this transaction.

Nudg Media Inc.

711 South Carson Street, Suite 4

Carson City, Nevada  89701

RESPONSE: In relation to your question on the accounting for the acquisition of the license rights and issuance of the loan payable, the Company determined the accounting for the acquisition of the license rights first by determining that the transaction occurred between non-related parties as discussed above. The Company then reviewed guidance in ASC 350-30, Intangibles: Goodwill and Other: General Intangibles Other Than Goodwill. In ASC 350-30-25-4, it states that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity meet the asset recognition criteria as such transactions commonly are bargain exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets; thus, those assets shall be recognized as intangible assets. This reference has been used to support that the intangible items acquired meet the criteria to be capitalized.

ASC 350-30, Intangibles: Goodwill and Other: General Intangibles Other Than Goodwill, states that an intangible that is acquired either individually or with a group of other assets (but not those acquired in a business combination) is recognized as an asset and initially measured at the acquiring entity’s cost and ASC 470-10, Debt: Overall, states that when debt is issued for non-cash consideration, the debt should be recorded at either the fair value of the consideration received or the fair value of the debt, whichever is more readily determinable. Based on the guidance noted, the Company has assessed that the fair value of the debt, or the entity’s cost, is more readily determinable and has been used to value the debt.

The Company then reviewed the guidance found in ASC 470 and ASC 835 to establish the fair value of the long term loan payable. Per ASC 470-10, Debt: Overall, when debt is issued as a below-market interest rate, interest should be imputed at an appropriate rate and the debt recorded as its fair value. ASC 835-30-25-8, Interest: Imputation of Interest: Recognition, goes on to further clarify that notes exchanged for property, goods, or services are valued and accounted for at the present value of the consideration exchanged between the contracting parties at the date of the transaction in a manner similar to that followed for a cash transaction. The difference between the face amount and the present value upon issuance is shown as either a discount or a premium (ASC 835-30-25-9) and in circumstances where interest is not stated or the stated amount is unreasonable then the present value shall be determined by discounting all future payments on the note using an imputed rate of interest to be determined at the time the note is issued, assumed, or acquired (ASC 835-30-25-11) and any discount or premium shall be accounted for as an element of interest over the life of the note (ASC 835-30-25-10). Based on this guidance, the Company set up the loan and the related intangible asset based on the present value of the note using an imputed interest of 20% with the discount on the note payable to be amortized up to face value over the term of the note. The Company used a rate of 20% as this is the rate the Company has estimated it would be required to pay for financing through a financial institution as per ASC 835-30-25-12c, “the rate used for valuation purposes shall be the rate at which the debtor can obtain financing of a similar nature from other sources at the date of the transaction”.

Based on the guidance discussed above, the Company believes that the fair value methodologies selected were appropriate for this transaction.

Nudg Media Inc.

711 South Carson Street, Suite 4

Carson City, Nevada  89701

Form 10-Q for the Period Ended June 30, 2014

Statements of Operations, page 5

3.       We note that on April 16, 2015 you entered into a cancellation agreement for the license rights and loan payable and that you recognized a gain on disposal of the intangible assets of $211,699. Please discuss your accounting for each component of the cancellation transaction, show us how you calculated the gain and discuss your conclusion that presenting the transaction on a net basis on the income statement was appropriate.

RESPONSE:  Per the cancellation agreement dated April 16, 2015 and recorded in the Form 10-Q for the quarterly period ended June 30, 2015, the Company and Nudge Media Inc. (Delaware) agreed to cancel the license agreement dated April 24, 2014 and all related obligations and liabilities.

On April 16, 2015, the Company had the following balances:

License rights                                                                                                         798,122.43
Accumulated amortization of license rights                                                     (78,062.93)
Accrued interest payable – Nudge Delaware                                                   (17,132.21)
Long-term note payable current – Nudge Delaware                                     (400,000.00)
Long-term note payable – Nudge Delaware                                                  (800,000.00)
Discount on long term note payable                                                                 285,373.07
Gain on disposal of intangible asset                                                                (211,699.64)

On signing the cancellation agreement, the Company removed the amount capitalized for the license rights as it no longer had the right to use these intangible assets and also removed any obligations and liabilities that had been initially recorded pursuant to the license agreement dated April 24, 2014, as per the release clause included in the cancellation agreement which discharged the Company from all liabilities relating to the license agreement. The Company had amortized the license, accrued the imputed interest, and amortized the discount on the note payable up to April 16, 2015, the date of the cancellation agreement. On signing the cancellation agreement, the Company removed both the balances for the license rights and the related accumulated amortization of the license rights to remove all the amounts related to the intangible asset. The Company then also removed the balances related to the note payable owing to Nudge Delaware, the accrued interest related to the note payable, and the discount on the long term note payable, to ensure that all liabilities recorded in relation to the original license agreement, and released per the cancellation agreement, were removed pursuant to the cancellation agreement.

As the cancellation of the license and the release of the obligation related to the license were part of the same transaction, the Company followed the guidance in ASC 225-20-45-16, Income Statement: Extraordinary and Unusual Items: Other Presentation Matters: Presentation of Unusual or Infrequently Occurring Items, which states that “the nature and financial effects of each event or transaction shall be disclosed on the face of the income statement or, alternatively, in the notes to the financial statements”. Based on this guidance, the Company netted the removal of the capitalize license, the related note payable, and all other related balances, to calculate the gain on disposal of intangibles as it understood the impact of the cancellation agreement to be one transaction or event as was the intention of the cancellation agreement per clause 4.1 which states “This Cancellation Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument”. The Company also outlined the details of each of the items included in the calculation of the gain on disposal of intangible asset in the notes to the financial statements to provide the readers with a clear understanding of the nature of the transaction.

Nudg Media Inc.

711 South Carson Street, Suite 4

Carson City, Nevada  89701

Based on the guidance discussed above and the Company’s understanding of the agreement, it believes that presenting the transaction on a net basis on the income statement was appropriate and that the details of the transaction were clearly outlined in the notes to the financial statements.

Very truly yours,

                                                                                                /s/ Gregory Rotelli
                                                                                                 Gregory Rotelli